EXHIBIT 99.1

FOR immediate RELEASE

Investor Relations	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN SELLS ITS REMAINING STAKE IN ALKERMES

DUBLIN, IRELAND – January 31, 2013 - Elan Corporation, plc (“Elan”) (NYSE: ELN) announced that, following the close of trading today, Elan, through its wholly-owned subsidiary, Elan Science Three Limited, agreed to sell, on customary terms, all of its remaining 7,750,000 ordinary shares of Alkermes plc (“Alkermes”) (NASDAQ: ALKS) through Jefferies & Company, Inc. pursuant to Rule 144 under the U.S. Securities Act of 1933.  The sale is expected to close on February 6, 2013.

In September 2011, upon the combination of Elan’s Drug Technology (EDT) business with Alkermes, Inc., Elan received 31,900,000 ordinary shares in the newly created Alkermes.  In March 2012, Elan sold 24,150,000 ordinary shares of Alkermes in an underwritten public offering.  After the closing, Elan will no longer own any ordinary shares of Alkermes.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

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